UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

PRODUCTION & SALES REPORT

3Q22

FPSO ANNA NERY
NASSAU

Petrobras: *excellence in project implementation and execution*

Highlights on production and sales in 3Q22

Rio de Janeiro, October 24, 2022

In 3Q22, we kept a solid operating performance, with average production of oil, NGL and natural gas reaching 2.64 MMboed, virtually in line with 2Q22. Results in 3Q22 fully contemplate the impacts of the production sharing contracts related to the Transfer of Rights Surplus Volumes of Atapu and Sepia - which became effective on May 2nd, resulting in a reduction of Petrobras' work interest in these fields -, and the decommissioning and demobilization of FPSO Capixaba. These effects were partially offset by the ongoing ramp-up of FPSO Guanabara (Mero field), by the high production of FPSO P-68 (Berbigão and Sururu fields) and by the lower volumes lost to maintenance and interventions.

Given the good performance in the quarter, our forecasts for FPSO ramp-ups and new wells going online in 4Q22, we restate our expectation of reaching the production guidance for 2022 (2.6 MMboed, +/- 4%).

Pre-salt’s total production was 1.94 MMboed, in line with 2Q22, representing 73% of Petrobras' total production. Meanwhile the total production operated by Petrobras reached 3.65 MMboed in 3Q22, 2.6% higher than 2Q22, mainly due to the ramp-up of FPSO Guanabara.

The highlights of 3Q22 were:

Good performance of P-68, after reaching full production capacity on June 21st

P-68 joined the set of owned units, such as P-70, in the Atapu Field, and P-74, P-75, P-76 and P-77, in the Búzios Field, which temporarily, due to operational conditions, are able to produce above their nominal capacity, an important contribution for production performance in 2022.

The FPSO, which operates in the Berbigão and Sururu fields (Santos Basin), reached full production capacity on June 21st, delivering its highest average quarterly production (148,000 bpd), confirming the good performance of the production unit and its wells. Furthermore, on October 8, the platform reached a daily production record of 161,000 barrels, above the nominal capacity due to the optimizations in the production plant, surpassing the previous daily record of 157,000 barrels, in June 2022.

Continued ramp-up of FPSO Guanabara

In FPSO Guanabara, which is ramping up production, we connected and started up two new oil and natural gas production wells and two new gas injection wells in 3Q22. As a result, the unit reached an average production of 65,000 bpd in the quarter.

Arrival of FPSOs Anna Nery and Almirante Barroso at the shipyard in Brazil

FPSO Anna Nery, contracted with Yinson, arrived at the Brasfels shipyard, in Angra dos Reis (RJ), on October 1st , for the final phase of commissioning and preliminary acceptance tests. The unit, which will have a production capacity of 70,000 barrels of oil per day, is part of the Marlim and Voador Revitalization project, which will also include FPSO Anita Garibaldi. The two FPSOs will replace nine Stationary Production Units (SPUs), including four that are currently in operation (P-18, P-19, P-20 and P-47) and five that are being decommissioned (P-26, P-32, P-33, P-35 and P-37). FPSO Anna Nery is scheduled to start operations in 2023.

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FPSO Almirante Barroso, with oil processing capacity of 150,000 bpd, arrived at the Brasfels shipyard on October 5. The platform will undergo a further commissioning stage of its equipment and production systems, in addition to regulatory inspections and preliminary acceptance tests. Leased from MODEC, it will be the first chartered unit to start operating in the Búzios field, and the fifth to start production in the field, which currently is being produced by Petrobras units P-74, P-75, P-76 and P-77. The unit is scheduled to start operations in 2023.

Departure of FPSO Anita Garibaldi from Chinese shipyard to Brazil

The platform left DSIC shipyard (China) on October 6, bound for the city of Aracruz (ES), where commissioning activities, regulatory inspections and preliminary acceptance tests will be carried out.

FPSO Anita Garibaldi is a unit chartered from MODEC and has an oil processing capacity of 80,000 bpd. It is the second FPSO of the Marlim and Voador Revitalization Project, along with FPSO Anna Nery. Like the latter, FPSO Anita Garibaldi is scheduled to start operations in 2023.

Arrival of P-71 at location, Itapu field in Santos Basin pre-salt

P-71 platform left the Jurong Aracruz shipyard, in Espírito Santo, on October 15 and arrived at the Itapu field, in Santos Basin pre-salt area, on October 20. The production unit will be the sole unit deployed in the field and will have an oil processing capacity of 150,000 bpd. The unit is currently being anchored and the connection of production risers will follow. There is a possibility that the FPSO starts operating yet in December 2022, prior to the original schedule in the 22-26 Strategic Plan.

Signing of construction contracts for the FPSOs of Búzios 9, Búzios 10 and Búzios 11

As a result of the production development project for the Búzios field, in Santos Basin pre-salt area, we have awarded contracts with Keppel Shipyard Limited for the construction of P-80 and P-83 platforms, which will operate the 9th and 11th modules, and with Sembcorp Marine Rigs & Floaters for the construction of P-82, which will operate the field's 10th module.

The FPSOs will have an oil processing capacity of 225,000 bpd and 12 million m³ of gas per day, besides a storage capacity of more than 1.6 million barrels. These are the first production units contracted for Petrobras' High Capacity Basic Project, a new generation of Petrobras' platforms, with high production capacity and innovative technologies to reduce carbon emissions. "Búzios is an asset with high quality oil, substantial reserves, and low carbon emissions. We are celebrating four years since the beginning of production and preparing ourselves for future challenges. The signing of the P-80, P-82 and P-83 contracts is an important milestone in the implementation of the Búzios development plan, which by the end of the decade will contribute to increase by more than three times the installed production capacity," said Production Development Executive Director João Henrique Rittershaussen. The units are scheduled to start operations in 2026 (P-80 and P-82) and 2027 (P-83).

Start of procurement for the remaining scope of Route 3 Integrated Project’s NGPU

Petrobras rescinded the contract with SPE Kerui-Método, formerly responsible for the construction of the Natural Gas Processing Unit (NGPU) of the Itaboraí Gaslub Hub. To minimize the impacts on the start-up of the Route 3 Integrated Project, we have started the necessary procurement procedures to conclude the remaining scope of the NGPU and estimate to start gas processing operations at the complex in 2024.

With a flow and processing capacity of 21 million m³/d of natural gas from the Santos Basin pre-salt, Route 3 Integrated Project is strategic for Petrobras as it will enable the increase in the supply of natural gas to the Brazilian market.

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The Integrated Processing System (SIP) Contract, signed with Petrogal Brasil, started operations on August 1st

The contract provides Petrogal access to the gas processing units owned by Petrobras located in the states of Rio de Janeiro and São Paulo, connected to the Integrated Flow System (SIE). The implementation of the SIP allows the companies producing gas in Brazil to commercialize their volumes directly to their clients. These measures are part of a set of actions that enables the diversification of agents, resulting in increased competition, in compliance with the commitments made by Petrobras to the anti-trust body (CADE) in 2019.

Conclusion of sales of E&P assets in Espírito Santo

On August 3 we farmed out from the Peroá and Cangoá production fields and from the BM-ES-21 concession, jointly called Polo Peroá. The sale was made to 3R Petroleum Offshore S.A. Petrobras held 100% stakes in the Peroá and Cangoá fields, located in shallow waters, in the Espírito Santo Basin, with average production, from January to June 2022, of about 572,000 m3/day of non-associated gas, and 100% stakes in the BM-ES-21 exploratory block, located in deep waters, in which the Malombe discovery is located.

Conclusion of sales of onshore fields in Ceará

On August 5, Petrobras sold its work interest in the Fazenda Belém and Icapuí onshore fields, known as the Fazenda Belém Pole, located in the Potiguar Basin, in the state of Ceará, to 3R Fazenda Belém S.A. The average oil production of the complex, from January to July 2022, was approximately 575 bpd.

The total utilization factor (FUT) of the refining facilities reached 88% in 3Q22, in line with 2Q22. Diesel, gasoline and jet fuel yields were 66%, same level of 2Q22. These good results were achieved even with the scheduled maintenance stoppages of 43 days in the distillation and coking units at REPLAN, the largest refinery in the country, and 33 days at REGAP's hydrotreatment units. During this period, we excelled in the stoppages, respecting safety, environment and health requirements. REPAR's scheduled stoppage is in progress, having started at the end of September and continuing until November. It is also worth noting that eight of our refineries have cumulative operational availability in 9M22 at the level of the best American refiners.

In September, we concluded the first sale of Diesel R5, composed of 95% petroleum-derived diesel and 5% renewable diesel with HBio technology, developed by Petrobras’ Research Center, which consists of co-processing in a hydrotreatment unit. Production was carried out at REPAR, where we had already produced Diesel R5 for testing in the urban bus fleet in Curitiba. In the batch produced in September, the sale was destined for commercial tests in order to assess the market's response to the new fuel, an important step towards regular commercialization with higher volumes.

The consumption of Diesel R5 reduces greenhouse gas emissions, potentially avoiding the emission of 1 ton of CO2 equivalent to every 9,500 liters, approximately, compared to 100% of fossil diesel.

With demand still heated, in 3Q22 we sold 700.7 thousand tons of asphalt in the domestic market, the highest volume in a quarter since 2014. We also had a quarterly record in asphalt production since 2014, with a total of 697.5 thousand tons.

In September 2022, we carried out the largest monthly delivery of bunker in Belém and Vila do Conde since the beginning of the operation in these locations. 18,400 tons were delivered, a historical record.

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We also achieved record sales of xylene in August at RPBC, the only refinery in the Petrobras system that produces this type of solvent, which is mainly used in automotive paint formulations and in pesticides. Petrobras has a significant share in the domestic solvent market, with RPBC being the main producer of this product line.

In 3Q22, we continued to work on market development for pre-salt oils, focusing on Atapu and Sépia, which were the last streams added to Petrobras' export basket. In this quarter, 4 new customers were added, distributed among Asia, Europe and South America.

Eagle Cambé and Eagle Crato ships were added to the Petrobras fleet, the last two of the three low fuel consumption tankers (Eco Type) built to reinforce the more sustainable fleet for the relief of oil platforms operated by Petrobras. Both have a transport capacity of up to 155 thousand metric tons of crude oil and, together with the Eagle Colatina, a vessel added to the fleet in 2Q22, will contribute to the reduction of carbon emissions in maritime transport, adding operational safety, reliability and value to Petrobras offloading operations.

The first experimental night unberthing maneuver of a very large crude carrier (VLCC) at full load was carried out in October at the Angra dos Reis terminal, as established by the Brazilian Navy. The night maneuver restriction for loaded VLCCs lasted since the foundation of the terminal in 1971. The operation provided an eight-hour reduction in the berth occupancy rate of this vessel at the pier.

With the RefTOP Program, World Class Refining, which aims to increase the competitiveness of Petrobras' refining facilities, we continue to advance towards greater energy efficiency and reduction of emissions in the refineries in São Paulo and Rio de Janeiro, in addition to better performance in the refining facilities.

The Intensity of Greenhouse Gas Emissions (IGEE) from the refineries continued to decline in 3Q22, with a result of 37.8 kgCO2e/CWT, compared to 38.9 kgCO2e/CWT in 3Q21. Energy Intensity, which measures the ratio between a refinery's total primary energy consumption and standard energy consumption, remained stable at 107.6 in 3Q22. In the refineries that are part of the RefTOP Program (RPBC, RECAP, REPLAN, REVAP and REDUC), the result of Energy Intensity in 3Q22 was even more expressive, reaching 106.2, resulting in lower energy consumption in these 5 refineries. We also highlight the start-up, in July, of the REVAP distillation top gas recovery system, which will allow a reduction in the emission of approximately 900 t/year of SOx, and in September, of the energy optimization project of the of Coke I Unit at REPLAN, with new heat exchangers that allow greater energy recovery, leading to a reduction in natural gas consumption of around 16,000 m³/d.

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1 - Exploration & Production

						Variation (%)
Thousand barrels of oil equivalent per day (kboed)	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Crude oil, NGL and natural gas - Brazil	2,609	2,616	2,790	2,660	2,755	(0.3)	(6.5)	(3.4)
Crude oil and NGLs (Kbpd)	2,115	2,114	2,269	2,153	2,231	−	(6.8)	(3.5)
Onshore and Shallow water	71	71	95	75	101	−	(25.3)	(25.7)
Post-salt - deep and ultra deep	434	434	501	445	509	−	(13.4)	(12.6)
Pre-salt	1,609	1,609	1,673	1,633	1,620	−	(3.8)	0.8
Natural gas (Kboed)	494	502	520	507	524	(1.6)	(5.0)	(3.2)
Crude oil, NGL and natural gas -Abroad	35	37	41	37	43	(5.4)	(14.6)	(14.0)
Total (Kboed)	2,644	2,653	2,830	2,697	2,798	(0.3)	(6.6)	(3.6)
Total - comercial (Kboed)	2,329	2,334	2,501	2,373	2,479	(0.2)	(6.9)	(4.3)
Total - operated (Kboed)	3,647	3,554	3,643	3,620	3,598	2.6	0.1	0.6

Average production of oil, NGL and natural gas in 3Q22 was 2,644 thousand boed, practically in line with 2Q22.

There were some effects that contributed to the reduction in production, mainly:

•	The greater impact of the production sharing agreements for the ToR (“Transfer of Rights”) surplus volumes of Atapu and Sepia fields in 3Q22, effective since May 2, with a reduction in Petrobras' participation in these fields. The impact in 3Q22, when compared to 2Q22, was approximately 43 thousand boed;
•	The stoppage for decommissioning and demobilization of FPSO Capixaba, on May 21, with an impact of 11, thousand boed. The decommissioning of the facility is part of the Parque das Baleias Integrated Project, which will restore production with the transfer of wells to platform P-58 and a new platform, FPSO Maria Quitéria, scheduled to start operations in 2024;
•	Natural decline of mature fields.

These effects were offset by:

  Continuity of the ramp-up of the FPSO Guanabara;
  High production from P-68, in the Berbigão and Sururu fields;
  Lower volume of losses with maintenance and interventions.

Currently we have 58 production platforms in operation, which periodically have their production interrupted for maintenance. In 3Q22, we had an estimated loss with maintenance stoppages and interventions of 170, thousand boed, compared to a loss of 251 thousand boed in 2Q22.

With these effects, production in the pre-salt fields reached 1,609 thousand bpd, post-salt production 434 thousand bpd and onshore and shallow water 71 thousand bpd, all in line with 2Q22.

Production abroad was 35 thousand boed, 2 thousand boed lower than in 2Q22, mainly due to the natural decline in production from the fields.

6

2 – Refining, Transportation and Marketing*

						Variation (%)
Operational (kbpd)	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Total production volume	1,750	1,771	1,932	1,749	1,832	(1.2)	(9.4)	(4.5)
Total sales volume in the domestic market	1,798	1,717	1,946	1,739	1,792	4.7	(7.6)	(3.0)
Reference feedstock	1,897	1,897	2,176	1,897	2,176	−	(12.8)	(12.8)
Processed feedstock	1,629	1,656	1,819	1,630	1,720	(1.6)	(10.4)	(5.2)
Processed feedstock utilization factor (%)*	86%	87%	84%	86%	79%	(1.0)	2.0	7.0
Total distillation feedstock	1,669	1,686	1,850	1,671	1,759	(1.0)	(9.8)	(5.0)
Total refining plants utilization factor (%)*	88%	89%	85%	88%	81%	(1.0)	3.0	7.0
Processed feedstock	1,674	1,697	1,851	1,675	1,758	(1.4)	(9.6)	(4.7)
Domestic crude oil as % of total processed feedstock**	90%	90%	93%	91%	92%	−	(3.0)	(1.0)

Sales of oil products in 3Q22 were 4.7% higher than in 2Q22, with higher sales of all products, especially diesel and gasoline. The increase in the diesel market was due to the seasonality of demand. The increase in the gasoline market was explained by the drop in the average price to the consumer in the comparison between the quarters. As to production, there was a decrease of 1.2% in 3Q22 due to the scheduled stoppages in the quarter, with the greatest impact on diesel, jet fuel and naphtha. Sales and production in 3Q22 were lower than in 3Q21, mainly as a consequence of the divestment of RLAM.

2.1 – Diesel

						Variation (%)
thousand barrels per day (kbpd)	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Production volume	697	711	740	698	725	(2.0)	(5.8)	(3.8)
Sales volume for the Brazilian market	784	750	867	750	805	4.6	(9.6)	(6.8)

Diesel sales grew 4.6% in 3Q22 compared to 2Q22, mainly due to seasonality of demand, which is usually higher in the third quarter due to the planting of the summer grain crop and increased industrial activity. In the year-to-date comparison, diesel sales dropped 6.8% compared to the same period in 2021. The main factor was the impact of the RLAM divestment, concluded in November 2021. The increase in the supply by other national producers and importers, as well as the reduction in diesel consumption for thermoelectric generation, also contributed to the decline in sales.

S-10 diesel sales accounted for 58.6% of total diesel sales, surpassing the 1Q22 record of 57.8% and setting a new quarterly record.

In 3Q22, diesel production was down 2% compared to 2Q22, mainly on account of the scheduled stoppages of the distillation and coking units at REPLAN, the main refinery that produces this product in the refinery facilities. Highlights were the monthly production records of S-10 diesel at REPLAN and REFAP in July and at RPBC in September.

2.2 – Gasoline

						Variation (%)
thousand barrels per day (kbpd)	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Production volume	391	384	440	383	401	1.9	(11.2)	(4.5)
Sales volume for the Brazilian market	405	375	441	394	390	8.0	(8.2)	1.0

* Processed feedstock utilization factor is calculated only with oil and C5 +. Total refining plants utilization factor considers the entire load in the distillation units, consisting of oil, C5 +, waste, reprocessing, including terminals. Processed feedstock consists of oil and NGL.

** In 3Q22, approximately 8 p.p. are relative to third-party purchases.

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Gasoline sales in 3Q22 grew 8.0% compared to 2Q22. Starting in July, following the tax reduction on this product, there was a reduction in consumer prices and a consequent increase in the consumption on the light vehicle fleet. In addition, gasoline increased its competitiveness relative to hydrous ethanol in the flex fleet option.

In 3Q22, gasoline production increased 1.9% compared to 2Q22.

2.3 – Fuel Oil

						Variation (%)
thousand barrels per day (kbpd)	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Production volume	205	213	288	215	275	(3.9)	(28.8)	(21.9)
Sales volume for the Brazilian market	33	30	71	33	61	10.4	(53.5)	(45.5)

Fuel oil sales in 3Q22 grew 10.4% over 2Q22, mainly due to higher sales to the industrial segment in the north region.

There were no sales to thermoelectric generation in either 3Q22 or 2Q22, the main factor behind the sharp drop compared to 3Q21.

In 3Q22, fuel oil production fell 3.9% compared to 2Q22, due to the REPLAN stoppage and a 28.8% reduction compared to 3Q21, due to the impact of the RLAM divestment. Highlights were the monthly bunker production records at LUBNOR in July and at REMAN in September.

2.4 – Naphtha

						Variation (%)
thousand barrels per day (kbpd)	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Production volume	86	90	79	84	76	(4.1)	9.5	11.3
Sales volume for the Brazilian market	80	74	79	76	69	7.8	1.3	9.8

Naphtha sales in 3Q22 increased 7.8% over 2Q22 due to the sale of additional amounts in Rio Grande do Sul and Bahia, as provided for in the contracts in force. Production fell 4.1% in the same comparison, due to programmed stoppages in 3Q22.

2.5 – Liquefied Petroleum Gas (LPG)

						Variation (%)
thousand barrels per day (kbpd)	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Production volume	119	112	134	115	121	6.0	(10.8)	(5.3)
Sales volume for the Brazilian market	218	215	239	211	233	1.4	(8.8)	(9.5)

The 8.0% increase in LPG sales in 2Q22 compared to 1Q22 is due to typical seasonality, as lower average temperatures in the second quarter lead to an increase in consumption while in the first quarter industrial activities and residential consumption are reduced.

In 2Q22, LPG production was stable compared to 1Q22.

2.6 – Jet Fuel

						Variation (%)
thousand barrels per day (kbpd)	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Production volume	73	85	78	81	64	(13.8)	(6.3)	26.6
Sales volume for the Brazilian market	99	93	80	97	69	6.7	23.8	41.1

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Jet fuel sales volumes in 3Q22 were 6.7% higher than in 2Q22, as is typically the case due to the vacation period. The 23.8% sales growth in 3Q22 compared to 3Q21 is a result of the recovery of the aviation segment after the negative impact of COVID-19 on the airline market.

In 3Q22, jet fuel production fell 13.8% when compared to 2Q22, due to the scheduled stoppage at REPLAN.

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3 - Gas & Power

						Variation (%)
Operational	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Sale of Thermal Availability at Auction- Average MW	2,052	2,053	2,454	2,053	2,458	(0.0)	(16.4)	(16.5)
Generation of electricity - average MW	466	562	3,977	926	3,383	(17.1)	(88.3)	(72.6)
National gas delivery (MM m³/day)	35	34	40	35	43	2.9	(12.5)	(18.6)
Regasification of liquefied natural gas (MM m³/day)	5	7	30	7	22	(28.6)	(83.3)	(68.2)
Import of natural gas from Bolivia (MM m³/day)	15	15	20	17	20	−	(25.0)	(15.0)
Sales volume of natural gas - MM m³/day	54	56	89	59	85	(3.6)	(39.3)	(30.6)

In 3Q22, electricity generation by Petrobras was 17.1% lower compared to 2Q22, in light of the favorable hydrological scenario and the high level of wind power generation in the country.

The supply of natural gas remained at 55 MM m³/day, with an increase of 1 MM m³/day in the delivery of domestic gas in 3Q22 after the impact of the shutdowns in the platforms during 2Q22, a reduction of 2 MM m³/day in the regasification of LNG and the maintenance of imports from Bolivia at 15 MM m³/day.

There was a reduction of 2 MM m³/day in natural gas sales and domestic consumption due to increased sales by new players to distributors.

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Exhibit I: Consolidated Sales Volume

						Variation (%)
Sales volume (kbpd)	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Diesel	784	750	867	750	805	4.5	(9.6)	(6.8)
Gasoline	405	375	441	394	390	8.0	(8.2)	1.0
Fuel oil	35	30	71	34	61	16.7	(50.7)	(44.3)
Naphtha	80	74	79	76	69	8.1	1.3	10.1
LPG	218	215	239	211	233	1.4	(8.8)	(9.4)
Jet Fuel	99	93	80	96	69	6.5	23.8	39.1
Others	177	180	169	177	165	(1.7)	4.7	7.3
Total oil products	1,798	1,717	1,946	1,738	1,792	4.7	(7.6)	(3.0)
Alcohols, nitrogenous, renewable and others	3	3	4	3	4	−	(25.0)	(25.0)
Petroleum	202	256	4	219	4	(21.1)	4950.0	5375.0
Natural gas	295	302	365	314	348	(2.3)	(19.2)	(9.8)
Total domestic market	2,298	2,278	2,319	2,274	2,148	0.9	(0.9)	5.9
Exports of petroleum,oil products and others	528	778	813	688	848	(32.1)	(35.1)	(18.9)
Sales of international units	59	59	32	59	45	−	84.4	31.1
Total external market	587	837	845	747	893	(29.9)	(30.5)	(16.3)
Grand total	2,885	3,115	3,164	3,021	3,041	(7.4)	(8.8)	(0.7)

Exhibit II: Net imports and exports

						Variation (%)
Thousand barrels per day (kbpd)	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Net export (import)	92	432	398	307	466	(78.7)	(76.9)	(34.1)
Import	436	346	415	381	382	26.0	5.1	(0.3)
Petroleum	154	151	130	160	160	2.0	18.5	−
Diesel	171	96	175	114	122	78.1	(2.3)	(6.6)
Gasoline	26	7	42	18	18	271.4	(38.1)	−
GLP	55	79	61	66	74	(30.4)	(9.8)	(10.8)
Other oil products	30	13	7	23	8	130.8	328.6	187.5
Export	528	778	813	688	848	(32.1)	(35.1)	(18.9)
Petroleum	363	531	604	478	620	(31.6)	(39.9)	(22.9)
Fuel oil	125	216	165	184	184	(42.1)	(24.2)	−
Other oil products	40	31	44	26	44	29.0	(9.1)	(40.9)

Net exports in 3Q22 fell 78.7% from 2Q22, due to lower exports of oil and fuel oil, and higher imports, mainly of diesel and gasoline, due to the increase in demand alongside the refinery stoppages. The lower volumes of oil and fuel oil exports are explained by exports that remained in progress for 4Q22. There was an increase of c. 100 kbpd on ongoing exports between 2Q22 and 3Q22.

Disclaimer

This release may include forecasts that are subject to uncertainties. Such forecasts, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur, therefore future results of the Company's operations may differ from current expectations and the reader should not rely exclusively on the information contained herein. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. The values reported for 3Q22 onwards are estimates. The operational data contained in this release is not audited by the independent auditor.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer